iQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

February 10, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Kyle Wiley

Re: iQSTEL Inc

Registration Statement on Form S-1

Filed December 16, 2022

File No. 333-268856

Dear Marion Graham:

I write on behalf of iQSTEL Inc. (the “Company”) in response to Staff’s letter of January 13, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed December 16, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 filed December 16, 2022

Prospectus Summary, page 1

1. Please clarify the percentage of revenue that is generated from your four business lines for all periods presented: (i) telecom division; (ii) fintech business line; (iii) blockchain platform business line; and (iv) electric vehicle business line.

Business Line	Revenue Nine months Ended September 30, 2020	Revenue Nine months Ended September 30, 2021	Revenue Year Ended December 31, 2020	Revenue Year Ended December 31, 2021
Telecom Division	100%	100%	100%	100%
Fintech	-	-	-	-
Blockchain Platform	-	-	-	-
Electric Vehicle	-	-	-	-
Total	100%	100%	100%	100%

Currently, 100% of our revenues are from the Telecom Division, the rest of our business lines are in a pre- revenue stage.

2. We note that the Mobile App/Wallet includes the ability to buy/sell crypto. Please revise as follows:

• affirmatively identify all of the crypto assets that you hold or transact in;

• discuss your intentions to hold or transact in any other crypto assets and update this disclosure in future filings as appropriate;

• describe your process, if any, for analyzing whether a particular crypto asset that you intend to hold or transact in is a "security" within the meaning of Section 2(a)(1) of the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and

• expand your risk factors to describe the specific potential consequences to you and to investors if it is subsequently determined that you have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose this risk in the Summary.

In response to this comment, the Company revised its disclosures in the amended registration statement concerning its Fintech business line. The Company does not have a mobile app or wallet that includes the ability to buy or sell cryptocurrencies, and the Company does not hold or transact any cryptocurrencies. Moreover, the Company does not intend to engage in any such business.

The Company revised the disclosures to state its current business operations for Fintech, which includes business resulting from referring immigrant customers to sign up with US banks for access to traditional depository accounts to enable the immigrant customers the ability to send money to their home countries for phone services. The Company planned to extend that business model to potentially refer cryptocurrency users to exchanges to trade their assets, but has not found a partner to do so, such as in the case of banks, and has therefore decided not to pursue the extended line of business.

Risk Factors, page 2

3. With the digital wallet offered by Global Money One and customers' ability to "Buy/Sell

Crypto" on the platform, describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

In response to this comment, the Company does not intend to offer customers the ability to buy and sell cryptocurrencies.

4. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

In response to this comment, the Company does not intend to offer customers the ability to buy and sell cryptocurrencies.

5. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

• Risk from depreciation in your stock price.

• Risk of loss of customer demand for your products and services.

• Financing risk, including equity and debt financing.

• Risk of increased losses or impairments in your investments or other assets.

• Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

• Risks from price declines or price volatility of crypto assets.

In response to this comment, the Company does not intend to offer customers the ability to buy and sell cryptocurrencies.

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Business, page 22

6. Please disclose the manner in which digital wallets are stored on behalf of third parties or customers. For example, disclose whether the wallets are stored in cold storage, or are connected to the internet.

In response to this comment, the Company does not intend to offer customers the ability to buy and sell cryptocurrencies.

7. If material to an understanding of your business, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest, particularly in the digital wallet through Global Money One. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

In response to this comment, the Company does not intend to offer customers the ability to buy and sell cryptocurrencies.

8. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets. For example, provide disclosure pertaining to the Fintech business line, Global Money One, and the impact of recent market events on the company's digital wallet offering.

In response to this comment, the Company does not intend to offer customers the ability to buy and sell cryptocurrencies.

General

9. We note that the company issued a press release on November 7, 2022 that it has “begun the application process to dual list its shares on Upstream." Please disclose whether a listing on Upstream is a condition to this offering and what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction and the risks and uncertainties with listing on this exchange, including any restrictions on investors in this offering. Tell us the status of your listing application process on Upstream.

In response to this comment, MERJ Exchange (MERJ) operates Upstream as a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities. MERJ is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK, a full member of the Association of National Numbering Agencies (ANNA) and a Qualifying Foreign Exchange for OTC Markets in the US. MERJ is also a member of the Sustainable Stock Exchanges Initiative. MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/.

In early November, we applied to dual listing our currently issued and outstanding shares on Upstream. The dual listing on Upstream is not a condition to this offering. The Company has applied to list its currently issued and outstanding shares of common stock which will be represented on Upstream as a digital security listing (uncertificated common stock). The common stock to be dual listed has been registered with the Commission or is exempt from registration and are without restrictive legend. There are no new shares to be issued for this Upstream listing.

As described in detail below, in the U.S., a shareholder may request that their shares to be deposited at their broker for secondary trading, where such requests are handled by the company’s transfer agent where the TA increments the share count of CEDE & Co. and decrements the TA’s book-entry share count for the name of the shareholder depositing the shares for secondary trading at their broker.

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Pursuant to a dual listing of the company on the Upstream stock exchange, a shareholder may instead request the transfer agent increments the share count of MERJ Dep. (“MERJ Depository and Registry Limited”) in the TA’s books and records and decrements the TA’s book-entry share count for the name of the shareholder depositing the shares for secondary trading on Upstream.

Accordingly, the company’s transfer agents share count remains the same and the shares being counted in the books and records of the transfer agent shall be only the issued and registered number of shares of common stock in the company. No new shares will be issued by company for the dual listing of its common stock on Upstream.

All Upstream traders undergo a Know Your Customer (KYC) review where their nationality and country of residence is ascertained. The facility to purchase securities on Upstream is only available to KYC’ed, non-U.S., international investors. U.S./Canadian persons are prevented from purchasing any Upstream listed security. However, U.S./Canadian citizens/residents are permitted to deposit and sell (liquidation only) free-trading company securities that they previously acquired and have deposited on Upstream for secondary sale (MERJ Dep.) solely via the company’s TA.

The Company’s application for listing is currently going through review with the MERJ Exchange Limited regulatory staff to ensure that the Company complies with the listing and disclosure requirements of MERJ Exchange Limited as defined by Securities Act 2007 (as amended) of the Seychelles and any other measure prescribed thereunder by the Minister or the Financial Services Authority Seychelles.

10. We note that the Upstream website allows trading of tokenized equity of certain companies. Please clarify whether you intend to list the tokenized equity on Upstream. If so, provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Include the company’s legal analysis as to the characterization of the tokenized equity and whether it is the same class as the common shares, a different class of common stock, or a security based swap. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your response, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how any "tokenized equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

In response to this comment, the Company intends to list the same class of shares currently registered with the Commission that are currently issued and outstanding, which will be represented on MERJ as a "digital security” " in the form of uncertificated securities. There will be no new issue of securities. All Shares have been registered with the Commission and make up the entire number  of shares issued and outstanding and have the same CUSIP/ISIN number.   There are no differences in shareholder rights such as transferability. Shareholders may elect to hold their shares in depositories: Book Entry with TA, CEDE & Co or MERJ Dep.

Digital securities on Upstream are interchangeable terms that have the same meaning. The digital securities (or tokenized equities) are a digital representation of the company’s common stock that have been issued and registered with the Commission. A digital security is a 1:1 representation of a company’s common stock that acts as a receipt for the deposit or purchase and ownership of shares in the company. The digital recording of ownership is handled in the same manner as a database of shares issued to shareholders and, on Upstream, certifies registered ownership of company shares from a particular date. The ownership details of a tokenized equity balance of the company’s shares for an Upstream shareholder shall include but not be limited to:

•	Certificate number
•	Company name and CUSIP/ISIN number
•	Shareholder name and address
•	Number of shares owned
•	Class of shares
•	Issue date of shares
•	Amount paid for the shares the Upstream secondary market

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Digital securities are recognized as the same securities under corporate law. On June 30, 2017, the Delaware legislature approved various amendments to the Delaware General Corporation Law (the “DGCL”). The blockchain-related changes include amendments to Sections 151(f), 202(a), 219(a), 219(c), 224, 232(c) and 364 of the DGCL. Amendments to Sections 219, 224 and 232 and related provisions are intended to provide specific statutory authority for Delaware corporations to use networks of electronic databases (examples of which are described as “distributed ledgers” or a “blockchain”) for the creation and maintenance of corporate records, including a corporation’s stock ledger. Section 219(c), as amended, now includes a definition of “stock ledger.” Section 224, as amended, requires that the stock ledger serve three functions contemplated by the DGCL:  it must enable the corporation to prepare the list of stockholders specified in Sections 219 and 220; it must record the information specified in Sections 156, 159, 217(a) and 218; and, as required by Section 159, it must record transfers of stock as governed by Article 8 of subtitle I of Title 6. Sections 151, 202 and 364 have also been amended to clarify that the notices given to holders of uncertificated shares pursuant to those sections may be given by electronic transmission. On August 1, 2017, the Governor of Delaware signed the proposed DGCL amendments into law. The changes to Delaware law permit issuers to begin to issue as digital securities. The basic idea behind digital securities is to “tokenize” shares of stock, debentures, warrants or any other type of security, by representing each unit of a given security as a unique cryptographic public-private key pair that is stored and transferred on a blockchain. The changes to the DCGL were merely clarifications of what was already possible based on the truly fundamental changes to the DGCL in 2005 that permitted the issuance of “uncertificated” shares of stock. Perkins Coie, in fact, gave the very first “duly authorized and validly issued” legal opinion with respect to digital securities; it was filed as the Exhibit 5 opinion to Overstock’s S-3 Registration Statement, which registered the first digital securities in 2015. Nevada corporate law recognized blockchain in 2017 as well.

A shareholder may request that their shares to be deposited at their broker for secondary trading, where such requests are handled by the company’s transfer agent. When deposited at a broker, the transfer agent increments the share count in the transfer agents’ books and records for CEDE & Co. and decrements the share count for the name of the shareholder depositing the shares for secondary trading.

Pursuant to a dual listing of the company on the Upstream stock exchange, a shareholder may request the transfer agent to increment the share count of MERJ Dep. (“MERJ Depository and Registry Limited”) and decrement the share count for the name of the shareholder depositing the shares for secondary trading on Upstream.

Therefore, the company’s transfer agents share count remains the same and the transfer agent may have an individual share count per person/entity for shares that are not deposited with either CEDE & Co. or MERJ Dep. for secondary trading. And the transfer agent will have a share count for CEDE & Co. and another share count for MERJ Dep. In all cases the shares being counted in the books and records of the transfer agent shall be only the issued and registered number share of common stock in the company. No new shares shall be issued by company for the dual listing of its common stock on Upstream.

Using the Upstream app, an Upstream user may send a request to the company’s transfer agent to deposit their shares for secondary trading on Upstream. The information passed to the transfer agent is then reviewed by the transfer agent, where such information includes the company’s security name, number of shares being requested for transfer, and a complete know-your-customer (KYC) pack from Upstream that contains (but is not limited to) name, residential address, date of birth, nationality, social security number, selfie-photo, photo-id, utility bill, phone number, and email address. Once the transfer agent is satisfied that the Upstream user requesting the share deposit is the same as the person in the transfer agents’ books and records, then the transfer will decrement the share count in the name of the shareholder, increment the share count of MERJ Dep. and notify MERJ Dep. of the successful share deposit. MERJ Dep. will then notify Upstream to update the users portfolio balance of the company’s shares in the Upstream app. The shares are now ready for secondary sale on the Upstream stock exchange, if the shareholder wishes.

The shareholder may withdraw their shares back from Upstream directly to the transfer agent. Upstream does not allow third party transfers, withdraws or movements. The shares may only be withdrawn to the same shareholder and the shareholder information must match the KYC pack.

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Transfer Agent Records & Role

An issuers’ common stock, regardless of whether it is represented in a physical (certificate) or electronic (e.g., tokenized, spreadsheet, database) form, are recorded on the transfer agent records in (i) book entry (e.g., individual name & address), (ii) CEDE & Co.(street name), or (iii) MERJ Dep. (street name). There is no concept of tokenized securities at the transfer agent. All securities have the same CUSIP/ISIN.

Upon successful transfer of shares by the transfer agent from book entry to either street name, CEDE & Co. or MERJ Dep., then the relevant nominee will represent the shares in their books and records, typically in an electronic form (e.g., tokenized, database).

MERJ Dep. operates as a nominee account (street name) in the same manner as CEDE & Co, that accepts shareholder deposits in an electronic form from the transfer agent that facilitates the buying and selling of such shares on Upstream (e.g., by an individual name & address). Upstream is the trading technology employed by MERJ Exchange Ltd., a regulated national stock exchange.

Share Withdrawals from Upstream back to transfer agent

The Upstream app has a function under Investor Services, Manage Securities, Withdraw Securities. The shareholder then enters the ticker symbol and the number of shares to being withdrawn and taps ‘Notarize’ to cryptographically sign this transaction. The shares are removed from the users Upstream portfolio and an email is sent to the transfer agent with a share withdrawal request whereafter the transfer agent will liaise directly with the shareholder to ensure the share balance is entered in ‘book entry’ into the users name & address. Third party share withdrawals from Upstream are not permitted, the share withdrawal request name and address (as retrieved from the Upstream KYC information by Upstream compliance) is required to be the same name and address that will be entered in the transfer agents ‘book entry’ for this shareholder.

For the TA books the following entries would occur:

•	Withdraw from MERJ Dep:
•	Debit MERJ Dep. share count and credit Shareholder share count in book entry.

The transfer agent will adhere to their own policies regarding any Medallion Signature Guarantee requirements from a depositing shareholder, just as they would for share deposits via CEDE & Co. etc.

MERJ Dep. Security Facility

To dual list on Upstream, the company executes a certificate of appointment of MERJ Depository and Registry Limited as a Securities Facility and confirms that the shares outstanding on the date of the certificate execution (a) are duly authorized, validly issued, fully paid and non-assessable and any pre-emptive and other contractual rights related to all issuances of the shares have been satisfied, and (b) have been registered under the applicable law of the domicile of the company or are exempt from registration. All issuances and transfers of company shares have been, and after the date of the certificate will be, in compliance with all applicable laws, rules and regulations. The company requires MERJ Dep. to provide services (“Securities Facility Services”) as prescribed in the MERJ Dep Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. Procedures as a requirement of its listing on Upstream.

MERJ Dep. is a company licensed as a Securities Facility pursuant to the Seychelles Securities Act, 2007. The Issuer that lists its Securities on the Seychelles Securities Exchange, operated by MERJ Exchange Ltd., known as Upstream, utilizes MERJ Dep. to provide Securities Facility Services to manages it securities as prescribed in an agrement with the Issuer and pursuant to the MERJ Dep.’s Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. procedures as a requirement of its listing on MERJ Exchange Ltd. The Issuer appoints MERJ Dep. to act as the Depository Nominee in respect of any securities traded which are quoted on Upstream and grants MERJ Dep. as the Depository Nominee, pursuant to the Securities Facility Rules Directive on Depository Interests.

Nominee

Upon successful transfer of shares by the transfer agent from book entry to either street name, CEDE & Co. or MERJ Dep., then the relevant nominee will represent the total share count in their books and records, typically in an electronic form (e.g., tokenized, database).

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Self-Directed User Trading

Upstream users create a trading account using the Upstream smartphone app, with a random-generated username (in the form of an address that‘s a 42-character hexadecimal address derived from the last 20 bytes of a random public key) and a password (in the form of a random cryptographic private key).The public and private key (the cryptographic keypair) is generated locally on the smartphone and only the public key is ever known to Upstream, MERJ Dep., or peer to peer trading counterparties on Upstream. Only the individual users hold their private keys. This privacy ensures that only the Upstream user can cryptographically sign a securities transaction (bid/offer/buy/sell/cancel) for it to be executed on Upstream, that is, all transactions such as share sales are self-directed, peer to peer, and instantly settled using the Upstream distributed ledger platform.

In order to buy, sell, deposit or withdraw shares on Upstream, an Upstream user that has created their account as outlined in the previous paragraph, is required to submit know your customer (KYC) information for the Upstream compliance team to review. KYC information is then linked to the users public key, and if the user passes KYC review, then this users cryptographic keypair’s transactions will be accepted as legitimate self-directed securities transaction requests to Upstream for execution on the platform.

It should be noted that the Upstream technology will reject securities buy orders from cryptographic keypair’s that, pursuant to their KYC review, come from U.S. or Canadian persons. No securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process.

Subsequent Secondary Share Sales

Individual shares traded on the Upstream secondary market are not reflected in the transfer agents books and records. They are recorded inside the street name depository of MERJ Dep.

The MERJ Dep. nominee books and records service will only accept self-directed, cryptographically signed, executed securities sales from the Upstream app and adjust the share counts accordingly.

Therefore, the securities are held at the nominee, and are moved between accounts inside the nominees omnibus solution pursuant to a cryptographically signed, self-directed instruction from the shareholder as executed by the Upstream matching-engine and notified to MERJ Dep.

11. We note that the press release indicates that shareholders are eligible to receive digital dividends. Explain whether you are planning to offer digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares.

In response to this comment, the Company is not currently planning to offer digital dividends to the shareholders. If and when a digital dividend is contemplated to be issued, all shareholders of record of the Company will be entitled to the dividend.

12. Please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

In response to this comment, as in all dual listed securities that are traded on multiple marketplaces, there can be differences in pricing as a result of different liquidity, price discovery and otherwise.

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13. Please clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

In response to this comment, Upstream is accessible via the preferred app stores. Interested parties may download the application and will have access to review all the securities that trade on Upstream including trading activity, regulatory disclosures and other corporate information. All information is available prior to the account opening process and application. This includes a listing particulars document, which is a required disclosure as part of the requirements of MERJ Exchange Limited as defined by Securities Act 2007 (as amended) of the Seychelles and any other measure prescribed thereunder by the Minister or the Securities Authority.

Investors may choose to open an account and deposit their securities. Investors who elect to transfer their shares to Upstream may withdraw their shares from Upstream back to the transfer agent if they choose to trade via their US broker at any time.

The Upstream policy, terms and conditions, also clearly state that if you are a U.S. or Canadian based investor, either a Canadian citizen, U.S. citizen or permanent resident, you will not be able to buy shares on the Upstream secondary market. However, U.S. and Canadian citizens may sell securities they previously purchased from an issuer, stockbroker or stock exchange that has dual-listed on Upstream for liquidation only and will not be permitted to purchase any securities on Upstream. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be living abroad.

Sincerely

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer

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